November 16, 2018

Alison Davidson
Interim Chief Financial Officer
Remark Holdings, Inc..
3960 Howard Hughes Parkway, Suite 900
Las Vegas, NV 89169

       Re: Remark Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 001-33720

Dear Ms. Davidson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications